**SERIES AGREEMENT**
**OF**
**MRH CF, LLC, SERIES RYLEE'S SONG 22**
**A Delaware Series Limited Liability Company**

THIS SERIES AGREEMENT ("Series Agreement"), is entered into as of May 28, 2024 (the "Effective Date") by and between MRH CF, LLC, a Delaware series limited liability company (the "Company"), the undersigned Series members (each a "Series Member" and collectively, the "Series Members"), and Experiential Squared, Inc., a Delaware corporation (the "Series Manager"), who desire to form and operate a new Series (as defined below) under the Company's existing Delaware series limited liability company pursuant to Delaware Limited Liability Company Act (the "Act"), under the terms and conditions set forth herein. The Company, the Series Members, and the Series Manager may also be referred to in this Series Agreement individually as a "Party" and collectively as the "Parties." Any capitalized term not defined herein shall have the meaning ascribed to such term in the Company Agreement (as defined below).

RECITALS

WHEREAS, the Company was formed on August 24, 2023 upon the filing of the Company's Certificate of Formation with the Office of the Secretary of the State of Delaware. The Company is subject to the Series Limited Liability Company Agreement of MRH CF, LLC executed on August 24, 2023 (the "Company Agreement") which is incorporated by reference herein as Exhibit A and can be found in the publicly filed Offering Statement related to this Series; and

WHEREAS, the Parties desire to create a new, separate series (as defined below) pursuant to the terms of the Company Agreement, which series shall acquire, own, and manage certain assets separate from assets owned by the Company or associated with any other series as may be formed by the Company ("Separate Assets"); and

WHEREAS, the Parties intend that the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to the Series and its Separate Assets be enforceable against the assets of the Series and its Separate Assets only, and not against the assets of the Company generally or any other series created under the Company Agreement; and

NOW THEREFORE, in consideration of the mutual promises and obligations contained herein, the Parties, intending to be legally bound, hereby agree as follows:

1. **Formation and Purpose.**

    a.    Formation. The Parties hereby create a new, separate series pursuant to the terms of the Company Agreement and the Series Agreement. The name of the separate series created hereunder is MRH CF, LLC, Rylee's Song 22 (the "Series").

    b.    Term. The Series shall be perpetual unless earlier dissolved in accordance with the Act.

c.　　Purpose.  The sole business of the Series is to engage in the following activities and exercise the following powers:

i.　　purchase an Asset (as defined in the Company Agreement) that is within the objectives of the Series;

ii.　　transact any and all lawful business for which a Series may be formed under the Act in furtherance of the business objectives stated in the preceding paragraph; and

iii.　　transact all business necessary, appropriate, advisable, convenient, or incidental to the foregoing provisions and objectives.

## 2.　Principal Place of Business; Qualification in Foreign Jurisdiction.

a.　　Principal Place of Business.  The principal office of the Series is 2456 Fortune Drive Ste. 110 Lexington, KY 40509.  The Series may locate its place of business at any other place as the Series Manager deems advisable; provided, that the Series shall at all times maintain a registered agent within the State of Delaware and the state of the Series' principal place of business.  The initial registered agent for service of process in Delaware is stated in the Company's Certificate of Formation.

b.　　Qualification in Foreign Jurisdiction.  The Series Manager is authorized to execute and file on behalf of the Series all necessary or appropriate documents required to qualify the Series to transact or to continue to transact business within any state in which the nature of the activities or property ownership requires qualification.

## 3.　Management.

a.　　Management of Series.  The management of the Series shall be vested in the Series Manager.  The Series Manager shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, possessed by managers of a series limited liability company under the laws of the State of Delaware.  The Series Manager shall have the authority to bind the Series to any legally binding agreement, including setting up and operating separate bank accounts on behalf of the Series.

b.　　Powers of the Series Manager.  The Series Manager is authorized to make all decisions as to (a) the sale, development, and disposition of the Separate Assets; (b) the purchase or acquisition of other assets of all kinds; (c) the management of all or any part of the Separate Assets; (d) the borrowing of money and the granting of security interests in the Separate Assets; (e) the pre-payment, refinancing or extension of any loan affecting the Separate Assets; (f) the compromise or release of any of the Series' claims or debts; and (g) the employment of persons, firms or corporations for the operation and management of the Series' business.  In the exercise of its management powers, the Series Manager is authorized to execute and deliver (a) all contracts, conveyances, assignments leases, sub-leases, franchise agreements, licensing agreements, management contracts and maintenance contracts covering or affecting the Separate Assets; (b) all checks, drafts and other orders for the payment of the Series' funds; (c) all promissory notes, loans, security agreements and other similar documents; and (d) all other instruments of any other kind relating to the Series' affairs, whether like or unlike the foregoing and (e) any other exclusive authority granted to a Series Manager under the Company Agreement.

      c.      <u>Compensation and Fees</u>.

      i.      Compensation.  The Series Manager will earn the following fees related to the creation, management, governance, content production, compliance aspects, etc. of the Series:

      (a)      for each horse that is acquired on behalf of a Series, the Series Manager shall receive a "Diligence and Management Fee" on the initial capital contributions. The nature and percentage of this fee is specified within the Offering Statement that is filed publicly with the Securities and Exchange Commission ("<u>SEC</u>"); and

      (b)      for each horse that is acquired on behalf of a Series, the Series Manager may receive an "Organizational and Experiential Fee" on the initial capital contributions. The nature and percentage of this fee is specified within the Offering Statement that is filed publicly with the SEC.

      (c)      the Series Manager may also be compensated with a "Management Performance Bonus" and/or "Final Gross Proceeds Fee" based upon a horse's revenue and as articulated in the relevant Offering Statement.

      (d)      the percentages and particulars relating to the above Fees and Bonuses are referenced in the Offering Statement, but the Company may also elect to include a summary in an Exhibit C attached hereto.

      ii.      Expenses.  The Series shall reimburse the Series Manager for all direct out-of-pocket expenses incurred by the Series Manager in managing the Series.  Further, any members or affiliates of the Series Manager who incur out-of-pocket expenses on behalf of the Company shall also be reimbursed by the Series.

      d.      <u>Bookkeeping</u>.  The Series Manager shall maintain complete and accurate books of account of the Series' affairs at the Series' principal place of business or other agreed location. Such books shall be kept on such method of accounting as the Series Manager shall select.  The Series' accounting period shall be the calendar year.

      e.      <u>Officers</u>.  The Series Manager may, from time to time appoint officers of the Series (the "<u>Officers</u>") and assign in writing titles (including, without limitation, President, Vice President, Chief Financial Officer and Secretary) to any such person.  Unless the Series Manager decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Act, the assignment of such title constitutes the delegation to such person of the authorities and duties that are normally associated with that office, including, without limitation, the execution of documents, instruments and agreements in the name of and on behalf of the Series.

Any delegation pursuant to this Section 3.e. may be revoked at any time by the Series Manager in writing.

f.      Exculpation and Indemnification. Except for acts of fraud or reckless or willful misconduct, to the fullest extent permitted by applicable law, the Series Manager and each Officer and employee of the Series, and the officers, directors and employees of the Series Manager and any authorized person on behalf of the Series (each of the foregoing an "Indemnified Person") shall be indemnified, defended and held harmless by the Series from and against any and all claims, demands, liabilities, costs damages, expenses and causes of action of any nature whatsoever arising out of or incidental to any act performed or omitted to be performed by any one or more of such Indemnified Persons in connection with the business of the Series; provided, that an indemnity under this Section 3.f. shall be paid solely out of and to the extent of the assets of the Series, and shall not be a personal obligation of any Member. All judgments against the Series, the Series Manager or such Indemnified Persons where the Series provides indemnification must be satisfied from the assets of the Series.

g.      Removal. The Series Manager may be removed as provided in the Company Agreement.

## 4.    Series Members.

a.      Capital Contributions. The Series Members shall make the initial capital contribution to the Series as set forth in Exhibit B attached hereto (the "Schedule of Series Members"). The Series Members are not required to make any additional capital contributions to the Company, but may make additional capital contributions to the Company as provided in the Company Agreement.

b.      Units. Each Series Member's interest in the Series is represented by units ("Units") of membership interest ("Membership Interest") each having identical rights and privileges, except as otherwise provided in this Series Agreement. An unlimited number of Units is hereby authorized. Outstanding Units shall be shown on the Schedule of Series Members kept with the Company's transfer agent and registrar.

c.      Distributions.

i.      Distributions. The Series Members may receive "Distributable Cash" from the Series. "Distributable Cash" shall mean net proceeds after the "Management Performance Bonus" and/or "Final Gross Proceeds Fee," payment of certain liabilities or contractual obligations and sufficient working capital and related reserves. The Series Manager intends to operate the Separate Assets of the Series in such a manner as to generate Distributable Cash for distribution to the Series Members. The Series Manager shall evaluate Distributable Cash quarterly or at more frequent intervals, in the Series Manager's sole discretion. Distributable Cash shall be determined in the sole discretion of the Series Manager. Distributions of Distributable Cash to Series Members, when made, will be allocated among them in proportion to their Membership Interests in the Series. Distributable Cash, if any, will be distributed in the order described in (a) and (b) below, depending on the phase of operation of the Series. The Series Manager anticipates that

Distributions of Distributable Cash will not be made for at least the first twelve (12) months following the acquisition of the Asset and will be evaluated quarterly thereafter. The Series Manager will attempt to manage the Series so as to issue dividend payments, to the extent of available cash flow, as follows:

(a)     First, the relevant percentage of gross proceeds before deductions for expenses, liabilities, contractual obligations, withholdings or reserves ("Gross Proceeds") to the Series Manager for payment of the "Management Performance Bonus" and/or the "Final Gross Proceeds Fee" as specified in the relevant Offering Statement; and

(b)     Second Distributable Cash to the Series Members, other than the Series Manager, pro rata. This shall be calculated as the dividends available multiplied by a fraction with the fraction being the number of Membership Interests held by the Series Member as the numerator and the total number of outstanding Membership Interests as the denominator.

ii.     Working Capital Reserves. The Series Manager shall determine the cash available for dividends after retention of reasonable working capital reserves. Working capital reserves may include pre-paid insurance and administrative expenses for an Asset for up to three (3) years. Working capital expenses may be as much as the cost of the interest in the Asset.

d.     <u>Withdrawal or Reduction of Members' Contributions to Capital</u>. Except as otherwise provided herein, a Series Member may not receive out of the Series' property a return of any part of such Series Member's capital contributions until all other liabilities of the Company have been paid or there remains property of the Company sufficient to pay such other liabilities. A Series Member shall not be entitled to demand or receive from the Series the liquidation of such Series Member's Membership Interest in the Series until the Series is dissolved in accordance with the provisions hereof or other applicable provisions of the Act.

e.     <u>Restrictions on Transferability</u>. Restrictions on Transferability shall be governed by the provisions set forth in the Company Agreement.

## 5.     Dissolution.

a.     <u>Authority to Dissolve Series</u>. The Series Manager may dissolve the Series at any time once the Separate Assets have been sold. The dissolution may only be ordered by the Series Manager or the Company, not by an owner of Series Membership Interests or by any Series Member.

b.     <u>Distribution upon Dissolution</u>. Upon dissolution of the Company, the Separate Assets of the Series will be distributed as follows:

i.     First, to pay the creditors of the Series, including the Series Manager, any Series Member or third party who loaned or advanced money to the Series or has deferred any reimbursements or fees;

ii.      Second, to establish Reserves against anticipated or unanticipated Series liabilities; and

iii.      Third, any remaining Distributable Cash will be distributed as described in Section 4.c.i. above (Bonus and/or Fees to the Series Manager and the remaining Distributable Cash to the Series Members, pro rata).

**6.**      **Miscellaneous Provisions.**

a.      <u>Agreement to be Bound</u>.  Each of the undersigned Parties agrees to be bound by the terms and provisions of this Series Agreement and the Exhibits to this Series Agreement. Each Series Member hereby agrees to be bound by the terms within the Company Agreement that relate to Series Members including, but not limited to, provisions related to transfer of Interests, voting rights, dispute resolution, limitation of liability, indemnification and authority of Manager and Series Manager.

b.      <u>Headings</u>.  The headings in this Series Agreement are included for convenience and identification only and are in no way intended to describe, interpret, define or limit the scope, extent, or intent of this Series Agreement or any provision hereof.

c.      <u>Severability</u>.  Each provision of this Series Agreement is severable, and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality does not impair the operation of or affect those portions of this Series Agreement which are valid, enforceable and legal.

d.      <u>Entire Agreement</u>.  This Series Agreement and the exhibit(s) to this Series Agreement constitute the entire agreement of the Parties with respect to the subject matter hereof. The exhibit(s) to this Series Agreement are incorporated into and made a part of this Series Agreement by reference.  This Series Agreement is intended to be and shall constitute a legally binding document.

e.      <u>Counterparts</u>.  This Series Agreement may be executed in any number of counterparts with the same effect as if all Parties had signed the same document.  All counterparts shall be construed together and shall constitute one instrument.

f.      <u>Governing Law</u>.  This Series Agreement and the rights of the Parties hereunder shall be interpreted in accordance with the laws of the State of Delaware, all rights and remedies being governed by said laws, without regard to principles of conflict of laws.

g.      <u>Amendments, Consents and Approvals</u>.  Except as otherwise stated in the Company Agreement, this Series Agreement may not be modified, altered, supplemented or amended except pursuant to a writing executed and delivered by the Company, the Manager and a majority-in-interest of the Series Members.

h.      <u>No Third-Party Beneficiary</u>.     Any agreement to pay any amount and any assumption of liability in this Series Agreement contained, express or implied, shall be only for the benefit of the Series Members and their respective heirs, successors, and permitted assigns, and such agreements and assumptions shall not inure to the benefit of the obliges of any indebtedness of any other party, whomsoever, deemed to be a third-party beneficiary of this Series Agreement.

*[Remainder of Page Intentionally Left Blank; Signature Page Follows.]*

IN WITNESS WHEREOF, the Parties hereto have executed this Series Agreement, as of the Effective Date. Series Member acknowledges that by clicking "I agree to the Offering Terms" related to this Series on the My Racehorse App or myracehorse.com, that Series Member is agreeing to the terms of this Series Agreement and an electronic signature of this Agreement on the relevant date.

COMPANY

**MRH CF, LLC,**
a Delaware Series Limited Liability Company

By: Experiential Squared, Inc.,
a Delaware Corporation
Its: Manager

_Michael Behrens_
I_____, CEO

SERIES MANAGER

**EXPERIENTIAL SQUARED, INC.,**
a Delaware Corporation

_Michael Behrens_
By: Michael Behrens, CEO

SERIES MEMBER:

_____

# EXHIBIT A

COMPANY AGREEMENT

[*See Attached*]

## EXHIBIT B

SCHEDULE OF SERIES MEMBERS

[*On file with the Company's Transfer Agent*]

## **EXHIBIT C**

SUMMARY OF FEE PARTICULARS

| FEE | PERCENTAGE OF OFFERING |
| --- | --- |
| Management and Due Diligence | 15% |
| Organizational and Experiential | 12.5% |
| Brokerage Fee | 2.25% |
| Management Performance Bonus | 10% of all gross proceeds from only stakes purse money |
| Final Gross Proceeds Fee | 5% of the final gross sale proceeds if the Underlying Asset has depreciated and 20% of the final gross proceeds if the Underlying Asset has appreciated. |